# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LANDMARK BANCORP INC, CIK 0001141688
CUSIP: 51504L107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 701 POYNTZ AVENUE, MANHATTAN, Kansas (KS), 66502
Date of event which requires filing of this statement: 09/28/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002009664

## Reporting persons
- Moreland Jane Ann: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 294,900; sole dispositive power 0; shared dispositive power 294,900; aggregate amount beneficially owned 294,900 (5.6% of the class)
  Comment: Jane A. Moreland and Michal C. Moreland, husband and wife, own 294,900 shares as joint tenants and have shared voting and dispositive power. Actual ownership numbers shown as of February 13, 2024. Percentage of class is calculated based upon the issuer's Form 10-Q for the period ended September 30, 2023, reporting 5,220,767 shares outstanding.
- Moreland Michal Charles: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 294,900; sole dispositive power 0; shared dispositive power 294,900; aggregate amount beneficially owned 294,900 (5.6% of the class)
  Comment: Jane A. Moreland and Michal C. Moreland, husband and wife, own 294,900 shares as joint tenants and have shared voting and dispositive power. Actual ownership numbers shown as of February 13, 2024. Percentage of class is calculated based upon the issuer's Form 10-Q for the period ended September 30, 2023, reporting 5,220,767 shares outstanding.

## Item 1. Issuer
Name of issuer: LANDMARK BANCORP INC
Address of issuer's principal executive offices: 701 POYNTZ AVENUE, MANHATTAN, KANSAS, 66502.

## Item 2. Person Filing
Name of person filing: Jane Ann Moreland and Michal Charles Moreland, as joint tenants (the "Reporting Persons")
Address of principal business office or, if none, residence:
4800 Highway A1A, #402
Vero Beach, FL 32963
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons own 294,900 shares in aggregate as joint tenants
Percent of class: Rounded to the nearest tenth, 5.6
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote: 294,900
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: 294,900

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Moreland Jane Ann: Reid Everett Buchanan, By POA from Jane Ann Moreland (02/13/2024)
- Moreland Michal Charles: Reid Everett Buchanan, By POA from Michal Charles Moreland (02/13/2024)